PCAOB registered
JORGENSEN & CO
Certified Public Accountants
(425) 450-7024
www.jorgensencpa.com

March 22, 2007

US Securities & Exchange Commission
Washington, D.C 20549-7010

Re: Mogul Energy International, Inc. (SEC file no. 333-138806), No. 10 of February 27, 2007 letter.

Ladies and Gentlemen:

This letter is in response to your request of our client Mogul Energy International, Inc. to, “[separately] ask your independent auditor to explain to us how they considered the Audit Guide in evaluating your overall financial statement presentation.”

Response
We used the Audit Guide referred to in your February 27 letter as the authoritative accounting standard that we considered in our evaluations and judgments as to whether the Company’s accounting for its oil and gas activities was consistent with generally accepted accounting principles in all material respects.

Sincerely,
Jorgensen & Co.

P.O. Box 535 Bellevue, WA 98009-0535